Exhibit 4.3

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES ACT OF 1934
        The following description sets forth certain material terms and provisions of the securities of Advance Auto Parts, Inc. that are registered under Section 12 of the Securities Exchange Act of 1934, as amended. In this description, the words “Company,” “we,” “us,” “our” and “AAP” refer only to Advance Auto Parts, Inc. and not to any of its subsidiaries.
DESCRIPTION OF COMMON STOCK
The following description of the general terms and provisions of the shares of our Common Stock, par value $0.0001 per share (“Common Stock”), is only a summary and is qualified in its entirety by reference to our Restated Certificate of Incorporation (our “Charter”), our Amended and Restated Bylaws (our “Bylaws”) and applicable provisions of the Delaware General Corporation Law (the “DGCL”).
Authorized Capital Stock
Our authorized capital stock consists of 200,000,000 shares of Common Stock and 10,000,000 shares of Preferred Stock, par value $0.0001 per share (“Preferred Stock”).
Common Stock
Holders of Common Stock are entitled to one vote per share on all matters to be voted on by the stockholders of AAP. An election of directors by our stockholders shall be determined by a majority of the votes cast by the stockholders entitled to vote on the election, provided that if the number of nominees exceeds the number of directors to be elected, directors shall be elected by a plurality of the shares represented and entitled to vote. Stockholders are entitled to any dividends that may be declared by our board of directors. Holders of Common Stock do not have cumulative voting rights. Upon our dissolution, liquidation or winding up, holders of Common Stock are entitled to share ratably in our net assets after payment or provision for all liabilities and preferential liquidation rights of Preferred Stock then outstanding. Holders of Common Stock have no preemptive rights to purchase shares of Common Stock. The issued and outstanding shares of Common Stock are not subject to any redemption or sinking fund provisions and are not convertible into any other shares of our capital stock. The rights, preferences and privileges of holders of Common Stock are subject to those of the holders of any shares of Preferred Stock that we may issue in the future.
Transfer Agent and Registrar
Computershare is the transfer agent and registrar for our Common Stock.
Stock Exchange Listing
Our Common Stock is traded on the New York Stock Exchange under the symbol “AAP.”
Certain Provisions of Our Charter and Bylaws
Authorized but Unissued Stock. Our Charter authorizes the issuance of a significant number of shares of Common Stock and Preferred Stock. The existence of authorized but unissued shares of capital stock could render more difficult or discourage an attempt to obtain control of us by means of a tender offer, takeover attempt or otherwise. Additionally, Preferred Stock could be issued by our Board of Directors to increase the number of outstanding shares or otherwise make a takeover or change in control more difficult and expensive.

Advance Notice of Proposals and Nominations and Proxy Access. Our Bylaws provide that stockholders must provide timely written notice to bring business before an annual meeting of stockholders or to nominate candidates for election as directors at an annual meeting of stockholders. Generally, the advance notice provisions require that stockholder proposals be provided to us between 120 and 150 days before the anniversary of our last annual meeting and director nominations be provided to us between 120 and 150 days before the anniversary of the mailing of our proxy statement for our last annual meeting in order to be properly brought before a stockholder meeting. Our Bylaws also specify the form and content of a stockholder’s notice. Our bylaws generally provide a stockholder or group of stockholders holding three percent or more of the outstanding Common Stock for three years to nominate candidates for up to 20% of the Board of Directors.
Special Meetings and Written Consent. A special meeting of the stockholders may only be called by our Board of Directors, the Chairman of our Board of Directors, the Chief Executive Officer or stockholders following receipt by the Secretary of the Corporation of a written request for a special meeting from record holders owning at least ten percent in the aggregate of the outstanding Common Stock. Stockholders are not permitted under AAP’s Restated Certificate of Incorporation or Bylaws to act by written consent in lieu of a meeting.
Potential Anti-Takeover Effects of Delaware Law
Our Company is governed by the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in “business combination” transactions with any “interested stockholder” for a period of three years following the time that the stockholder became an interested stockholder, unless:
•prior to the time the stockholder became an interested stockholder, the corporation’s board of directors approved either the applicable business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the voting stock owned by the interested stockholder) shares owned by directors who are also officers of the corporation and shares owned by employee stock plans in which the employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•at or subsequent to the time that the stockholder became an interested stockholder, the business combination is approved by the corporation’s board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66-2/3% of the outstanding voting stock which is not owned by the interested stockholder.

A “business combination” is defined to include, among other things and in general and subject to exceptions, a merger of the corporation with the interested stockholder; a sale of 10% or more of the market value of the corporation’s consolidated assets to the interested stockholder; certain transactions that result in the issuance of the corporation’s stock to the interested stockholder; a transaction that has the effect of increasing the proportionate share of the corporation’s stock owned by the interested stockholder; and any receipt by the interested stockholder of loans, guarantees or other financial benefits provided by the corporation. An “interested stockholder” is defined to include, in general and subject to exceptions, a person that (1) owns 15% or more of the outstanding voting stock of the corporation or (2) is an “affiliate” or “associate” (as defined in Section 203) of the corporation and was the owner of 15% or more of the corporation’s outstanding voting stock at any time within the prior three-year period.

DESCRIPTION OF DEBT SECURITIES
The following description of AAP’s 4.50% senior notes due 2022 (the “2022 Notes”), 4.50% senior notes due 2023 (the “2023 Notes”) and 3.90% senior notes due 2030 (the “2030 Notes,” and together with the 2022 Notes and the 2023 Notes, the “Notes”) is a summary and does not purport to be complete.
The description of the 2022 Notes and the 2023 Notes is qualified in its entirety by reference to an indenture, dated as of April 29, 2010 (as amended or supplement, the “2022/2023 Notes Indenture”), among AAP, as issuer, the subsidiary guarantors named therein and Wells Fargo Bank, National Association, as trustee. In addition, the description of the 2030 Notes is qualified in its entirety by reference to an indenture, dated as of April 16, 2020 (the “2030 Notes Indenture,” and together with the 2022/2030 Notes Indenture, the “Indentures”), among AAP, as issuer, the subsidiary guarantors named therein and Wells Fargo Bank, National Association, as trustee.
AAP has an automatic shelf registration statement on Form S-3 (File No.: 333-192526), which was filed with the SEC on November 25, 2013, covering the issuance of the 2022 Notes and the 2023 Notes. In addition, AAP has a registration statement on Form S-4 (File No.: 333-239145), which was filed with the Securities and Exchange Commission (the “SEC”) on June 12, 2020 and deemed effective by the SEC on June 24, 2020, covering the issuance of the 2030 Notes.
The Notes
The 2022 Notes and the 2023 Notes were issued under the 2022/2023 Notes Indenture and the 2030 Notes were issued under the 2030 Indenture, which each provide that debt securities may be issued under the applicable Indenture from time to time in one or more series. Neither Indenture limits the amount of debt securities that AAP may issue under such Indenture. AAP may, without the consent of the holders of any series of Notes, issue additional notes (“Additional Notes”) of a series having the same terms as the Notes of such series, except for the public offering price and the issue date and, if applicable, the initial interest accrual date and the initial interest payment date. Any Additional Notes of a series, together with the Notes of such series, will constitute a single series of Notes and will vote together as one class on all matters with respect to such series of Notes; provided, however, that any Additional Notes that are not fungible with existing Notes of such series for U.S. federal income tax purposes will have a separate CUSIP, ISIN and other identifying number from the existing Notes of such series.
The 2022 Notes. AAP issued $300.0 million aggregate principal amount of senior unsecured notes on January 11, 2012. The 2022 Notes bear interest at a rate of 4.50% per year payable semi-annually in arrears on January 15 and July 15 of each year to the holders of record at the close of business on the immediately preceding January 1 and July 1. As of July 11, 2020, $299.6 million aggregate principal amount of the 2022 Notes remain outstanding.
The 2023 Notes. AAP issued $450.0 million aggregate principal amount of senior unsecured notes on November 27, 2013. The 2023 Notes bear interest at a rate of 4.50% per year payable semi-annually in arrears on June 1 and December 1 of each year to the holders of record at the close of business on the immediately preceding May 15 and November 15. As of July 11, 2020, $448.1 million aggregate principal amount of the 2023 Notes remain outstanding.

The 2030 Notes. AAP issued $500.0 million aggregate principal amount of senior unsecured notes on April 16, 2020 in a private placement. During the twelve weeks ended July 11, 2020, $499.9 million of such notes were exchanged for the equivalent amount of registered 2030 Notes. The 2030 Notes bear interest at a rate of 3.90% per year payable semi-annually in arrears on April 15 and October 15 of each year to the holders of record at the close of business on the immediately preceding April 1 and October 1. As of July 11, 2020, $492.7 million aggregate principal amount of the 2030 Notes remain outstanding.
Subsidiary Guarantees
The Notes are guaranteed by certain of our domestic subsidiaries. Our obligations under the Notes will be fully and unconditionally guaranteed, jointly and severally, on an unsubordinated unsecured basis by each of our subsidiaries that incurs or guarantees the applicable Credit Facilities or any other of our or any of our subsidiaries’ Credit Facility Debt or any Capital Markets Debt. Each subsidiary guarantee will rank equally in right of payment with all existing and future liabilities of the applicable subsidiary guarantor that are not subordinated. Each subsidiary guarantee will effectively rank junior to any secured indebtedness of its respective subsidiary guarantor to the extent of the value of the assets securing such indebtedness. Under the terms of the guarantees, holders of the Notes will not be required to exercise their remedies against us before they proceed directly against the subsidiary guarantors.
For purposes of the guarantee provisions of the Indentures, the following terms are defined as follows:
“Capital Markets Debt” means any debt for borrowed money that (i) is in the form of, or represented by, bonds, notes, debentures or other securities (other than promissory notes or similar evidences of debt under a credit agreement) and (ii) has an aggregate principal amount outstanding of (A) at least $25.0 million, at any time that any Existing Notes remain outstanding or (B) at least $75.0 million at any time that no Existing Notes remain outstanding.
“Credit Facility” means, (i) with respect to the 2022 Notes and the 2023 Notes, means (A) the Credit Agreement dated May 27, 2011, among AAP, Advance Stores Company, Incorporated, the lenders referred to therein and JPMorgan Chase Bank, N.A., as administrative agent, as amended, extended, renewed, restated, replaced, supplemented or otherwise modified (in whole or in part, and without limitation as to amount, terms, conditions, covenants and other provisions) from time to time, and (B) the credit agreement contemplated by the commitment letter entered into in connection with the Acquisition, to be among AAP, Advance Stores Company, Incorporated, the lenders referred to therein and J.P. Morgan Chase Bank, N.A., as administrative agent, as amended, extended, renewed, restated, replaced, supplemented or otherwise modified (in whole or in part, and without limitation as to amount, terms, conditions, covenants and other provisions) from time to time, or any other credit agreement entered into by AAP from time to time and, (ii) with respect to the 2030 Notes, means the credit agreement, dated as of January 31, 2017, among us, Advance Stores Company, Incorporated, the lenders referred to therein and Bank of America, N.A., as administrative agent, as amended, extended, renewed, restated, replaced, supplemented or otherwise modified (in whole or in part, and without limitation as to amount, terms, conditions, covenants and other provisions) from time to time.
“Credit Facility Debt” means any debt for borrowed money that (i) is incurred pursuant to a credit agreement, including pursuant to the applicable Credit Facilities or other agreement providing for revolving credit loans, term loans or other debt entered into between us or any of our subsidiaries and any lender or group of lenders and (ii) has an aggregate principal amount outstanding or committed of (A) at least $25.0 million, at any time that any Existing Notes remain outstanding or (B) at least $75.0 million at any time that no Existing Notes remain outstanding.

 “subsidiary guarantor” means each of our subsidiaries that is or becomes a guarantor under the applicable Indenture.
Under the applicable Indenture, the respective holders of the Notes will be deemed to have consented to the release of the guarantee of the Notes provided by a subsidiary guarantor, without any action required on the part of the trustee or any holder of the Notes, upon such subsidiary guarantor ceasing to guarantee or be an obligor with respect to the applicable Credit Facilities or any other Credit Facility Debt and Capital Markets Debt of us or any subsidiary. Accordingly, if the lenders under the applicable Credit Facilities release a subsidiary guarantor from its guarantee of, or obligations as a borrower under, the applicable Credit Facilities, or if the applicable Credit Facilities are terminated in full, the obligations of our subsidiaries to guarantee the Notes will immediately terminate, unless our subsidiaries incur or guarantee obligations under any other Credit Facility Debt or Capital Markets Debt. We will give prompt written notice to the trustee of the automatic release of any subsidiary guarantor. If any of our subsidiaries incur or guarantee obligations under any Credit Facility Debt or Capital Markets Debt while the Notes are outstanding, then such subsidiaries will be required to guarantee the Notes.
In addition, a subsidiary guarantor will be released and relieved from all its obligations under its subsidiary guarantee in the following circumstances, each of which is permitted by the Indenture:
•upon the sale or other disposition (including by way of consolidation or merger), in one transaction or a series of related transactions, of a majority of the total voting power of the capital stock or other interests of such subsidiary guarantor (other than to us or any of our affiliates); or

•upon the sale or disposition of all or substantially all the property of such subsidiary guarantor (other than to any of our affiliates other than another subsidiary guarantor);

provided, however, that, in each case, after giving effect to such transaction, such subsidiary is no longer liable for any guarantee or other obligations in respect of any of our or our subsidiaries’ Credit Facility Debt or Capital Markets Debt.
The subsidiary guarantee of a subsidiary guarantor also will be released if we exercise our legal defeasance or our covenant defeasance option as described under “-Defeasance” or if our obligations under the Indentures are discharged as described under “-Discharge of the Indenture.” At our written instruction, the trustee will execute and deliver any documents, instructions or instruments evidencing any such release.
Ranking
The Notes are:
•our unsubordinated unsecured obligations,
•effectively subordinated to any of our secured indebtedness to the extent of the value of the assets securing such indebtedness,
•structurally subordinated to any indebtedness of any of our subsidiaries that do not guarantee the Notes,
•equal in ranking (“pari passu“) with all our existing and future unsubordinated indebtedness, and
•senior in right of payment to all our existing and future subordinated indebtedness.
With respect to each subsidiary guarantor, the subsidiary guarantee will be:
•an unsubordinated unsecured obligation of such subsidiary guarantor,
•effectively subordinated to any secured indebtedness of such subsidiary guarantor to the extent of the value of the assets securing such indebtedness,

•structurally subordinated to any indebtedness of any subsidiaries of such subsidiary guarantor that do not guarantee the Notes,
•pari passu with such subsidiary guarantor’s existing and future unsubordinated indebtedness, and
•senior in right of payment to such subsidiary guarantor’s existing and future subordinated indebtedness.

Payment on the Notes
The trustee, through its corporate trust office in New York City, will act as our paying agent (the “paying agent”) and security registrar in respect of the notes. The current location of such corporate trust office is 150 East 42nd Street, 40th Floor, New York, New York 10017. So long as the notes are issued in the form of global certificates, payments of principal, interest and premium, if any, will be made by us through the paying agent to DTC.
The Company will pay principal and interest on any note in definitive registered form (without a coupon) by check mailed to the address of the person entitled thereto as it appears in the note register (or upon written notice from such person given at least 15 days before the payment date, by wire transfer in immediately available funds if such person is entitled to interest on an aggregate principal amount of notes in excess of $2.0 million).
Optional Redemption
Prior to the Par Call Date, the Notes will be redeemable in whole or in part at any time and from time to time, at our option, at a redemption price equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed that would have been made if such Notes matured on the Par Call Date (exclusive of interest accrued to the date of redemption) discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the then-current Treasury Rate, plus 40 basis points (with respect to the 2022 Notes), 30 basis points (with respect to the 2023 Notes) and 50 basis points plus accrued interest thereon to but excluding the redemption date (with respect to the 2030 Notes).
On or after the Par Call Date, the Notes will be redeemable in whole or in part at any time and from time to time, at our option, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus, with respect to the 2030 Notes, accrued interest thereon to but excluding the redemption date.
“Comparable Treasury Issue” means the U.S. Treasury security selected by us as having a maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such notes.
“Comparable Treasury Price” means, with respect to any redemption date, (i) the average of five Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (ii) if we obtain fewer than five such Reference Treasury Dealer Quotations, the average of all such quotations.
“Par Call Date” means, (i) with respect to the 2022 Notes, October 15, 2021 (three months prior to the maturity date of the 2022 Notes, (ii) with respect to the 2023 Notes, September 1, 2023 (three months prior to the maturity date of the 2023 Notes) and, (iii) with respect to the 2030 Notes, January 15, 2030 (three months prior to the maturity date of the 2030 Notes).
“Reference Treasury Dealers” means, (i) with respect to the 2022 Notes and the 2023 Notes, each of J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated and their respective successors, and any other primary Treasury dealer we select and, (ii) with respect to the 2030 Notes, each of BofA Securities, Inc. and J.P. Morgan Securities LLC and their respective successors, and any other primary Treasury dealer we select. If any of the foregoing ceases to be a primary U.S. government securities dealer in New York City, we must substitute another primary Treasury dealer.
“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by us, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee at 5:00 p.m., New York City time, on the third business day preceding such redemption date.
“Treasury Rate” means, with respect to any redemption date: (a) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded U.S. Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the remaining life (as defined below), yields for the two published maturities most closely corresponding to the Comparable Treasury Issue will be determined and the Treasury Rate will be interpolated or extrapolated from such yields on a straight-line basis, rounding to the nearest month), or (b) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date. The Treasury Rate will be calculated on the third business day preceding the date fixed for redemption.
Selection and Notice
We will mail a notice of redemption to each holder of Notes to be redeemed by first-class mail or delivered electronically (in the case of book-entry) at least 30 and not more than 60 days prior to the date fixed for redemption. Any notice to holders of Notes of such a redemption shall include the appropriate calculation of the redemption price, but does not need to include the redemption price itself. The actual redemption price, calculated as described above, must be set forth in an officer’s or officers’ certificate (as described in the applicable Indenture) delivered to the trustee no later than one business day prior to the redemption date. Unless we default on payment of the redemption price, as of the redemption date, interest will cease to accrue on the Notes or portions thereof called for redemption. If fewer than all of the Notes are to be redeemed, the trustee will select, at least 30 days and not more than 60 days prior to the redemption date, the particular Notes or portions thereof for redemption from the outstanding Notes not previously redeemed (i) if the Notes are listed on any securities exchange, in accordance with the requirements of such exchange, or (ii) if the Notes are not so listed, by such method as the trustee deems fair and appropriate in accordance with DTC procedures. Notes of $2,000 principal amount or less will not be redeemed in part.
Certain Covenants
Limitation on Liens
The Indentures provide that we will not, and will not permit any of our subsidiaries to, create, incur, issue, assume or guarantee any debt secured by a Lien (other than Permitted Liens) upon any property or assets (other than deposit accounts, inventory, accounts receivable or the proceeds thereof), without making effective provision to secure all of the Notes, equally and ratably with any and all other debt secured thereby, so long as any of such other debt shall be so secured.
Limitation on Sale and Leaseback Transactions
The Indentures provide that we will not, and will not permit any subsidiary to, enter into any arrangement with any person providing for the leasing by us or any subsidiary of any property or assets that has been or is to be sold or transferred by us or such subsidiary to such person, with the intention of taking back a lease of such property or assets (a “Sale and Leaseback Transaction”) unless either:
        (1) within 12 months after the receipt of the proceeds of the sale or transfer, we or any subsidiary apply an amount equal to the greater of the net proceeds of the sale or transfer or the fair value of such property or assets (as determined in good faith by our board of directors as of any date within 90 days prior to the date of such sale or transfer) to the prepayment or retirement (other than any mandatory prepayment or retirement) of Senior Funded Debt; or
        (2) we or such subsidiary would be entitled, at the effective date of the sale or transfer, to incur debt secured by a Lien on such property or assets in an amount at least equal to the Attributable Debt in respect of the Sale and Leaseback Transaction, without equally and ratably securing the Notes pursuant to the covenant described under “-Limitation on Liens.”
The foregoing restriction in the paragraph above will not apply to any Sale and Leaseback Transaction (i) for a term of not more than three years including renewals; (ii) between us and a subsidiary or between subsidiaries; provided that the lessor is us or a wholly-owned subsidiary, or (iii) entered into within 270 days after the later of the acquisition or completion of construction of the subject property or assets.
Merger, Consolidation or Sale of Assets
The Indentures provide that we shall not merge, consolidate or amalgamate with or into any other person (other than a merger of a wholly-owned subsidiary into AAP) or sell, transfer, assign, lease, convey or otherwise dispose of all or substantially all of our property in any one transaction or series of related transactions unless:
        (1) AAP shall be the surviving person or the surviving person (if other than AAP) formed by such merger, consolidation or amalgamation or to which such sale, transfer, assignment, lease, conveyance or disposition is made shall be a corporation organized and existing under the laws of the United States of America, any state thereof or the District of Columbia;
        (2) the surviving person (if other than AAP) expressly assumes, by supplemental indenture in form satisfactory to the trustee, executed and delivered to the trustee by such surviving person, the due and punctual payment of the principal of, and premium, if any, and interest on, all the Notes, according to their tenor, and the due and punctual performance and observance of all the covenants and conditions of the Indentures and, if applicable, the registration rights agreement to be performed by us;
        (3) immediately before and immediately after giving effect to such transaction or series of related transactions, no default or event of default shall have occurred and be continuing; and

(4) we shall deliver, or cause to be delivered, to the trustee, an officer’s certificate and an opinion of counsel, each stating that such transaction and the supplemental indenture, if any, in respect thereto comply with this covenant and that all conditions precedent in the applicable Indenture relating to such transaction have been complied with.
For the purposes of this covenant, the sale, transfer, assignment, lease, conveyance or other disposition of all the property of one or more of our subsidiaries, which property, if held by us instead of such subsidiaries, would constitute all or substantially all of our property on a consolidated basis, shall be deemed to be the transfer of all or substantially all of our property.
The Indentures provides that, unless the subsidiary guarantee of the applicable subsidiary guarantor is permitted to be released in connection with such transaction as described above under “-Subsidiary Guarantees,” such subsidiary guarantor shall not merge, consolidate or amalgamate with or into any other person or sell, transfer, assign, lease, convey or otherwise dispose of all or substantially all its property in any one transaction or series of related transactions unless:
        (1) such subsidiary guarantor shall be the surviving person or the surviving person (if other than such subsidiary guarantor) formed by such merger, consolidation or amalgamation or to which such sale, transfer, assignment, lease, conveyance or disposition is made shall be a corporation, limited partnership or limited liability company organized and existing under the laws of the United States of America, any state thereof or the District of Columbia;
        (2) the surviving person (if other than such subsidiary guarantor) expressly assumes, by supplemental indenture in form satisfactory to the trustee, executed and delivered to the trustee by such surviving person, such subsidiary guarantor’s guarantee of the due and punctual payment of the principal of, and premium, if any, and interest on, all the Notes, according to their tenor, and the due and punctual performance and observance of all the covenants and conditions of the applicable Indenture and, if applicable, the registration rights agreement to be performed by such subsidiary guarantor;
        (3) immediately before and immediately after giving effect to such transaction or series of related transactions, no default or event of default shall have occurred and be continuing; and
        (4) we shall deliver, or cause to be delivered, to the trustee, an officer’s certificate and an opinion of counsel, each stating that such transaction and the supplemental indenture, if any, in respect thereto comply with this covenant and that all conditions precedent in the applicable Indenture relating to such transaction have been complied with.
Certain Definitions
The following terms used in “-Certain Covenants” are defined as follows. Reference is made to the Indentures for the full definition of all such terms as well as any other capitalized terms used herein for which no definition is provided.
“Attributable Debt” in respect of a Sale and Leaseback Transaction means, at the time of determination, the present value discounted at the rate of interest implicit in the terms of the lease (as determined in good faith by us) of the obligations of the lessee under such lease for net rental payments during the remaining term of the lease (including any period for which such lease has been extended or may, at our option, be extended).

“Consolidated Net Tangible Assets” means the aggregate amount of our assets (less applicable reserves and other properly deductible items) and our consolidated subsidiaries’ assets after deducting therefrom (a) all current liabilities (excluding the sum of any debt for money borrowed having a maturity of less than twelve months from the date of our most recent consolidated balance sheet but which by its terms is renewable or extendable beyond twelve months from such date at the option of the borrower and, without duplication, any current installments thereof payable within such twelve month period) and (b) all goodwill, trade names, patents, unamortized debt discount and expense and other like intangibles, all as set forth on our most recent consolidated balance sheet and computed in accordance with GAAP.
“Funded Debt” means debt which matures more than one year from the date of creation, or which is extendable or renewable at the sole option of the obligor so that it may become payable more than one year from such date or which is classified, in accordance with United States generally accepted accounting principles, as long-term debt on the consolidated balance sheet for the most-recently ended fiscal quarter (or if incurred subsequent to the date of such balance sheet, would have been so classified) of the person for which the determination is being made. Funded Debt does not include (1) obligations created pursuant to leases, (2) any debt or portion thereof maturing by its terms within one year from the time of any computation of the amount of outstanding Funded Debt unless such debt shall be extendable or renewable at the sole option of the obligor in such manner that it may become payable more than one year from such time, or (3) any debt for which money in the amount necessary for the payment or redemption of such debt is deposited in trust either at or before the maturity date thereof.
“Lien” means, with respect to any property or assets, any mortgage or deed of trust, pledge, hypothecation, security interest, lien, encumbrance or other security arrangement of any kind or nature on or with respect to such property or assets.
“Permitted Liens” means:
        (1) Liens (other than Liens created or imposed under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), for taxes, assessments or governmental charges or levies not yet subject to penalties for non-timely payment or Liens for taxes being contested in good faith by appropriate proceedings for which adequate reserves determined in accordance with GAAP have been established (and as to which the property or assets subject to any such Lien is not yet subject to foreclosure, sale or loss on account thereof);
        (2) statutory Liens of landlords and Liens of mechanics, materialmen, warehousemen, carriers and suppliers and other Liens imposed by law or pursuant to customary reservations or retentions of title arising in the ordinary course of business; provided that any such Liens which are material secure only amounts not yet due and payable or, if due and payable, are unfiled and no other action has been taken to enforce the same or are being contested in good faith by appropriate proceedings for which adequate reserves determined in accordance with GAAP have been established;
        (3) Liens (other than Liens created or imposed under ERISA) incurred or deposits made by us and our subsidiaries in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security, laws or regulations, or to secure the performance of tenders, statutory obligations, bids, leases, trade or government contracts, surety, indemnification, appeal, performance and return-of-money bonds, letters of credit, bankers acceptances and other similar obligations (exclusive of obligations for the payment of borrowed money), or as security for customs or import duties and related amounts;

        (4) Liens in connection with attachments or judgments (including judgment or appeal bonds), provided that the judgments secured shall, within 30 days after the entry thereof, have been discharged or execution thereof stayed pending appeal, or shall have been discharged within 30 days after the expiration of any such stay;
        (5) Liens securing indebtedness (including capital leases) incurred to finance the purchase price or cost of construction of property or assets (or additions, repairs, alterations or improvements thereto), provided that such Liens and the indebtedness secured thereby are incurred within twelve months of the later of acquisition or completion of construction (or addition, repair, alteration or improvement) and full operation thereof;
        (6) Liens securing industrial revenue bonds, pollution control bonds or similar types of tax-exempt bonds;
        (7) Liens arising from deposits with, or the giving of any form of security to, any governmental agency required as a condition to the transaction of business or exercise of any privilege, franchise or license;
        (8) encumbrances, covenants, conditions, restrictions, easements, reservations and rights of way or zoning, building code or other restrictions, (including defects or irregularities in title and similar encumbrances) as to the use of real property, or Liens incidental to conduct of the business or to the ownership of our or our subsidiaries’ properties not securing debt that do not in the aggregate materially impair the use of said properties in the operation of our business, including our subsidiaries, taken as a whole;
        (9) leases, licenses, subleases or sublicenses granted to others not interfering in any material respect with our business, including our subsidiaries, taken as a whole;
        (10) Liens on property or assets at the time such property or assets is acquired by us or any of our subsidiaries;
        (11) Liens on property or assets of any person at the time such person becomes one of our subsidiaries;
        (12) Liens on receivables from customers sold to third parties pursuant to credit arrangements in the ordinary course of business;
        (13) Liens existing on the date of the applicable Indenture or any extensions, amendments, renewals, refinancings, replacements or other modifications thereto;
        (14) Liens on any property or assets created, assumed or otherwise brought into existence in contemplation of the sale or other disposition of the underlying property or assets, whether directly or indirectly, by way of share disposition or otherwise;
        (15) Liens securing debt of one of our subsidiaries owed to us or to another one of our subsidiaries;

        (16) Liens in favor of the United States of America or any State thereof, or any department, agency or instrumentality or political subdivision thereof, to secure partial, progress, advance or other payments;
        (17) Liens to secure debt of joint ventures in which we or any of our subsidiaries has an interest, to the extent such Liens are on property or assets of, or equity interests in, such joint ventures;
        (18) Liens arising solely by virtue of any statutory or common law provisions relating to banker’s Liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a depositary institution;
        (19) Liens arising from financing statement filings regarding operating leases;
        (20) Liens in favor of customs and revenue authorities to secure custom duties in connection with the importation of goods;
        (21) Liens securing the financing of insurance premiums payable on insurance policies; provided, that, such Liens shall only encumber unearned premiums with respect to such insurance, interests in any state guarantee fund relating to such insurance and subject and subordinate to the rights and interests of any loss payee, loss payments which shall reduce such unearned premiums;
        (22) Liens securing cash management obligations (that do not constitute indebtedness) in the ordinary course of business;
        (23) Liens on any property or assets of our foreign subsidiaries securing debt of such subsidiaries (but not of our or any of our domestic subsidiaries’ debt);
        (24) Liens securing indebtedness in an aggregate principal amount at any time outstanding not exceeding $250.0 million in respect of any arrangement under which we or any subsidiary transfers, once or on a revolving basis, without recourse (except for indemnities and representations customary for securitization transactions and except for the retention of risk in an amount and form required by applicable laws and regulations or as is customary for a similar type of transaction) involving one or more “true sale” transactions, accounts receivable or interests therein and related assets customarily transferred in connection with securitization transactions (a) to a trust, partnership, corporation, limited liability company or other entity, which transfer is funded in whole or in part, directly or indirectly, by the incurrence or issuance by the transferee or successor transferee of Indebtedness or other securities that are to receive payments from, or that represent interests in, the cash flow derived from such accounts receivable or interests therein, or (b) directly to one or more investors or other purchasers; and
        (25) other Liens on our property or assets and the property or assets of our subsidiaries securing debt in an aggregate principal amount (together with the aggregate amount of all Attributable Debt in respect of Sale and Leaseback Transactions entered into in reliance on this clause) not to exceed, as of any date of incurrence of such debt pursuant to this clause and after giving effect to such incurrence and the application of the proceeds therefrom, the greater of (1) $375.0 million and (2) 15% of our Consolidated Net Tangible Assets.
“Senior Funded Debt” means all Funded Debt of ours or our subsidiaries (except Funded Debt, the payment of which is subordinated to the payment of the Notes).

Events of Default
Each of the following constitutes an event of default with respect to the Notes:
(1)a default in payment of the principal amount or redemption price with respect to any Note when such amount becomes due and payable;

(2)our failure to pay interest on any Note within 30 days of when such amount becomes due and payable;

(3)our failure to comply with any of our covenants or agreements in the applicable Indenture or the Notes (other than a failure that is subject to the foregoing clause (1) or (2)) and our failure to cure (or obtain a waiver of) such default and such failure continues for 60 days after written notice is given to us as provided below;

(4)a default under any debt for money borrowed by us or any subsidiary that results in acceleration of the maturity of such debt, or failure to pay any such debt within any applicable grace period after final stated maturity, in an aggregate amount greater than $25.0 million at any time that any Existing Notes remain outstanding, or $75.0 million at any time that no Existing Notes remain outstanding, or its foreign currency equivalent at the time without such debt having been discharged or acceleration having been rescinded or annulled within 10 days after receipt by us of notice of the default by the trustee or holders of not less than 25% in aggregate principal amount of the Notes then outstanding (the “cross acceleration provision”);

(5)certain events of bankruptcy, insolvency or reorganization affecting us, any subsidiary guarantor or any subsidiary that would be a significant subsidiary of AAP within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC (a “Significant Subsidiary”) (the “bankruptcy provisions”); and

(6)except as permitted by the Indenture, any subsidiary guarantee shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect, or any subsidiary guarantor, or any person acting on its behalf, shall deny or disaffirm its obligation under the subsidiary guarantee.

A default under clause (3) is not an event of default until the trustee or the holders of not less than 25% in aggregate principal amount of the Notes then outstanding notify us of the default and we do not cure such default within the time specified after receipt of such notice. Such notice must specify the default, demand that it be remedied and state that such notice is a “Notice of Default.”
We will deliver to the trustee, within 30 days after the occurrence thereof, written notice in the form of an officer’s or officers’ certificate (as described in the applicable Indenture) of any event that with the giving of notice or the lapse of time or both would become an event of default, its status and what action we are taking or propose to take with respect thereto.
If an event of default (other than an event of default resulting from certain events involving bankruptcy, insolvency or reorganization with respect to us or any subsidiary guarantor) shall have occurred and be continuing, the trustee or the registered holders of not less than 25% in aggregate principal amount of the Notes then outstanding may declare, by notice to us in writing (and to the trustee, if given by holders of such Notes) specifying the event of default, to be immediately due and payable the principal amount of all the Notes then outstanding, plus accrued but unpaid interest to the date of acceleration. In case an event of default resulting from certain events of bankruptcy, insolvency or reorganization with respect to us or any subsidiary guarantor shall occur, such amount with respect to all the Notes shall be due and payable immediately without any declaration or other act on the part of the trustee or the holders of the Notes. After any such acceleration, but before a judgment or decree based on acceleration is obtained by the trustee, the registered holders of a majority in aggregate principal amount of the Notes then outstanding may, under certain circumstances, rescind and annul such acceleration and waive such event of default if all events of default, other than the nonpayment of accelerated principal, premium or interest, have been cured or waived as provided in the Indenture.
Subject to the provisions of the applicable Indenture relating to the duties of the trustee, in case an event of default shall occur and be continuing, the trustee will be under no obligation to exercise any of its rights or powers under the applicable Indenture at the request or direction of any of the holders of the Notes, unless such holders shall have offered to the trustee indemnity or security reasonably satisfactory to it against any loss, liability or expense. Subject to such provisions for the indemnification of the trustee, the holders of a majority in aggregate principal amount of the Notes then outstanding will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the Notes.
No holder of Notes will have any right to institute any proceeding with respect to the Indenture, or for the appointment of a receiver or trustee, or for any remedy thereunder, unless:
(1)such holder has previously given to the trustee written notice of a continuing event of default,
(2)the registered holders of at least 25% in aggregate principal amount of the Notes then outstanding have made a written request and offered indemnity or security to the trustee reasonably satisfactory to it to institute such proceeding as trustee, and
(3)the trustee shall not have received from the registered holders of a majority in aggregate principal amount of the Notes then outstanding a written direction inconsistent with such request and shall have failed to institute such proceeding within 60 days.

However, such limitations do not apply to a suit instituted by a holder of any Note for enforcement of payment of the principal of, and premium, if any, or interest on, such Note on or after the respective due dates expressed in such Note.
The Indentures provides that, if a default with respect to the applicable Notes occurs and is continuing and is known to the trustee, the trustee must mail to each holder of such Notes notice of the default within 90 days after it occurs. The trustee may withhold the notice if and so long as it in good faith determines that withholding notice is in the interest of the holders of such Notes.
The Indentures require us, in each case, to furnish to the trustee, within 120 days after the end of each fiscal year, a written statement of an officer regarding compliance with such Indenture. Within 30 days after the occurrence of any default or event of default, we are required to deliver to the trustee written notice in the form of an officers certificate a statement specifying its status and what actions we are taking or propose to take with respect thereto.
Legal Defeasance and Covenant Defeasance
We may terminate at any time all our obligations with respect to the Notes, which we refer to as “legal defeasance,” except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the Notes, to replace mutilated, destroyed, lost or stolen Notes and to maintain a registrar and paying agent in respect of the Notes. We may also terminate at any time our obligations with respect to the Notes under other covenants described in the Indentures, and the operation of the cross acceleration provision and the bankruptcy provisions with respect to Significant Subsidiaries and subsidiary guarantors, which we refer to as “covenant defeasance.” We may exercise the legal defeasance option notwithstanding our prior exercise of the covenant defeasance option.

Modification and Waiver
Modifications and amendments of the Indentures as it relates to the applicable Notes may be made by us, the subsidiary guarantors and the trustee with the consent of the holders of at least a majority in aggregate principal amount of the outstanding Notes affected by such modification or amendment.
No such modification or amendment may, without the consent of the holder of each outstanding Note affected thereby:
•reduce the percentage of principal amount of Notes the holders of which must consent to an amendment, modification, supplement or waiver;

•reduce the rate of or extend the time of payment for interest on any Note;

•reduce the principal amount or extend the stated maturity of any Note;

•reduce the redemption price of any Note or add redemption provisions to any Note;

•make any Note payable in money other than that stated in the applicable Indenture or the Note;

•other than in accordance with the provisions of Indentures, eliminate any existing subsidiary guarantee of the Notes;

•impair the right to receive, and to institute suit for the enforcement of, any payment with respect to the Notes; or

•make any change to the amendment and waiver provisions of the Notes.
Without the consent of any holder, we, the subsidiary guarantors and the trustee may amend the Indentures to, among other things, cure any ambiguity, omission, defect or inconsistency, to provide for the assumption by a successor of our or any subsidiary guarantor’s obligations under the Indentures as permitted thereunder, to provide for the issuance of additional notes in accordance with the limitations set forth in the Indenture, to add guarantees with respect to the Notes or to make any other change that does not adversely affect the rights of any holder in any material respect.
The holders of at least a majority in principal amount of the outstanding Notes affected may waive compliance by us with certain restrictive provisions of the Indenture. The holders of at least a majority in principal amount of the outstanding Notes may waive any past default under the Indentures, except a default in the payment of principal or interest and certain covenants and provisions of such Indenture which cannot be amended without the consent of the holder of each outstanding Note.
Discharge
When (i) we deliver to the trustee all outstanding Notes (other than Notes replaced because of mutilation, loss, destruction or wrongful taking) for cancellation or (ii) all outstanding Notes have become due and payable, whether at maturity or as a result of the mailing of a notice of redemption as described above, and we irrevocably deposit with the trustee funds sufficient to pay at maturity or upon redemption all outstanding Notes, including interest thereon, and if in either case we pay all other sums related to the Notes payable under the Indentures by us, then the Indentures will, subject to certain surviving provisions, cease to be of further effect. The trustee shall acknowledge satisfaction and discharge of the Indentures with respect to the Notes on our demand accompanied by an officer’s or officers’ certificate (as described in the applicable Indenture) and an opinion of counsel.
Governing Law
The Indentures, the Notes and the subsidiary guarantees will be governed by and construed in accordance with the laws of the State of New York, without regard to conflicts of laws principles thereof.
Regarding the Trustee
The Indentures provides that, except during the continuance of an event of default, the trustee will perform only such duties as are specifically set forth in the Indentures. During the existence of an event of default, the will exercise such rights and powers vested in it under the Indentures and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person’s own affairs.